82-4421

EASTMAIN

$1M Private Placement

Trading Symbol: ER – The Toronto Stock Exchange **December 6, 2005**

Eastmain Resources Inc. (ER-TSX) announced that it has closed a financing consisting of up to 1,813,526 flow-through units on a private placement basis, subject to regulatory approval, at $0.56 per unit for aggregate gross proceeds of up to approximately $1,015,000. Each unit will consist of one flow-through common share and one half of one flow-through common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase one common share at a price of $0.65 per share for a period of 12 months following the closing of the offering. MineralFields Group has subscribed for $950,000 of the offering. In connection with the issue of units to MineralFields Group, Limited Market Dealer Inc. will receive a commission of 7% and broker warrants each of which entitles the holder to acquire one common share at $0.65 for a period of 12 months following the closing of the offering.

Management proposes to subscribe for approximately $65,000 of the offering. It is expected that the filing of the material change report relating to the financing will occur less than 21 days before the closing date of the offering, however, Eastmain believes this is reasonable and necessary as this information was not previously available to Eastmain.

Eastmain's primary focus is gold exploration within the James Bay region of northern Québec. With over 1,850 claims covering 850 km^2, Eastmain holds one of the largest land positions in the James Bay region of Québec - the newest emergent mining district in Canada. The Company also has significant land holdings covering key geology around the Eléonore discovery and the Eastmain gold mine.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

Dlw 1/11

EASTMAIN

RECEIVED
2006 JAN 11 A 10: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE

$4M Private Placement

Trading Symbol: ER – The Toronto Stock Exchange December 13, 2005

Eastmain Resources Inc. ("Eastmain") announced today that it is seeking to complete a non-brokered private placement of up to 8,000,000 units at $0.50 per unit for aggregate gross proceeds of up to $4,000,000. Each unit will consist of one common share and one-half of a common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase one common share at a price of $0.65 per share for a period of 24 months following the closing of the offering. Completion of the private placement remains subject to the receipt of all required regulatory approvals.

Proceeds of this offering will be used for the exploration of Eastmain's mineral properties, for the acquisition of new mineral properties and for working capital. Upon completion of the proposed financing (assuming that it is fully subscribed), Eastmain will have approximately $6.0 million in its treasury in uncommitted funds.

Company President and C.E.O, Donald J. Robinson states; "Goldcorp's recent recognition of the Eastmain/Opinaca greenstone belt as Canada's newest mining district endorses our increased exploration spending in the region. The current financing is essential to advancing our key projects and acquiring significant real estate in this emergent mining camp. We have an aggressive exploration campaign planned for the 2006 season. Commitments for the Azimut C and D blocks alone will be in the order of $700,000."

Eastmain's primary focus is gold exploration within the Eastmain/Opinaca region of northern Québec. The Company is preparing a comprehensive exploration program for 2006, commencing with a winter diamond drill program to expand the gold resource at its Eau Claire gold deposit. Follow-up geochemical surveys, geological mapping, trenching and diamond drilling are also planned for several of our Eastmain/Opinaca belt projects including Clearwater, the Azimut C and D claim blocks, Dyna, Reservoir and Road King. Preliminary ground work as follow-up to this year's airborne surveys is scheduled for the Ruby Hill projects, and the Company will complete field studies at its Radisson property. With over 1,850 claims covering 850 km^2, Eastmain holds one of the largest land positions in the newest emergent mining district in Canada. The Company has 83,868 acres covering key geology around the Eléonore property and 23,857 acres adjacent to the Eastmain gold mine.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

EASTMAIN

RECEIVED

2006 JAN 11 A 10: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

Significant Gold Targets Identified at Eléonore Area Properties

Trading Symbol: ER – The Toronto Stock Exchange **December 14, 2005**

Eastmain Resources Inc. (ER-TSX) reports that significant gold values have been obtained from surface geochemical surveys completed on the Azimut C, D and Dyna claim blocks, located in the vicinity of the Roberto Gold deposit, northern Québec. B-horizon soil samples were collected on a 500-metre by 100-metre grid pattern at each claim block. Several samples returned values of over 1g/t. Preliminary prospecting also detected anomalous gold and/or arsenic in at least 34 rock samples.

2,127 B-horizon soil samples collected on the Azimut C block range from <5 to 1,235 ppb gold. Follow-up sampling over areas of interest confirmed and extended several anomalous zones within a 10-km trend across the property. One anomaly extends continuously for 7 km. Gold-in-soil anomalies from the Azimut C block generally exceed thresholds for a comparable range of results reported for the Clearwater property, where B-horizon assays led to the discovery of the Eau Claire gold deposit. Rock samples at Azimut C assayed up to 3,390 ppb gold (3.4 g/t) and to >10,000 ppm arsenic. Gold-in-soil and rock anomalies at the Azimut C block are underlain by the same rock formations found at Roberto.

B horizon soil sampling: Azimut C Block compared Clearwater Property*

# Samples from Azimut C	Azimut C Block Gold ppb	Percentile	Clearwater Gold ppb
22	106 to 1,235	99th	72 to 10,200
21	66 to 106	98th	39 to 72
62	25 to 66	95th	18 to 39
118	12 to 25	90th	9 to 18
1904	<5 to 12		<5 to 9

1,559 B-horizon soil samples were collected on the Azimut D block. Several isolated soil anomalies, with values of up to 804 ppb gold, coincide with prospective geology for a Roberto-type deposit. 53 soil samples contained >10 ppb gold.

On the Dyna claim block, 1,985 B-horizon soil samples range from <5 to 228 ppb gold. 106 soil samples contain >10 ppb gold. Rock samples from Dyna assayed up to 5.3 g/t gold. Results are pending for 900 B-horizon soil samples and 100 rock samples collected from the Road King claim block.

More detailed sampling of target zones at each of the Eléonore area properties will be followed by trenching and drilling in 2006. Dr. Donald J. Robinson, Eastmain's President and CEO stated, "We are extremely encouraged by these results. The soil anomaly at Azimut C is comparable in size and magnitude to the anomaly which led to the discovery of the Eau Claire gold deposit. We are also impressed with the similarities between this anomaly and survey data from the Roberto gold deposit."

Exploration was carried out under the supervision of Mr. Eddy Canova, P. Geo, an independent consultant and qualified person and Dr. Donald J. Robinson, P. Geo and qualified person. All samples were submitted to ALS Chemex Labs of Mississauga, Ontario for analysis. * refers to historical Company data.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.